Exhibit 2.10

WESDOME GOLD MINES LTD.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2013

WESDOME GOLD MINES LTD.

MANAGEMENT’S COMMENTS ON
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Wesdome Gold Mines Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited, expressed in thousands of Canadian dollars)
	September 30 2013	December 31 2012
Assets
Current
Cash and cash equivalents	$1,446	$4,633
Restricted funds – short-term (Note 8)	200	200
Receivables (Note 6)	2,218	4,298
Inventory (Note 7)	14,702	19,633
	18,566	28,764
Restricted funds (Note 8)	2,394	2,381
Deferred income taxes	15,085	14,870
Mining properties, plant and equipment (Note 9)	33,956	32,681
Exploration properties (Note 11)	33,516	30,154
	$103,517	$108,850
Liabilities
Current
Payables and accruals	$8,192	$13,996
Current portion of obligations under finance leases	620	898
	8,812	14,894
Income taxes payable	22	22
Obligations under finance leases (Note 12)	270	641
Convertible 7% debentures (Note 13)	5,933	5,760
Provisions (Note 14)	2,609	2,545
	17,646	23,862
Equity
Equity attributable to owners of the Company
Capital stock (Note 15)	125,352	122,651
Contributed surplus	1,894	2,059
Equity component of convertible debentures (Note 13)	870	870
Deficit	(42,563)	(41,009)
	85,553	84,571
Non-controlling interest	318	417
Total equity	85,871	84,988
	$103,517	$108,850

See accompanying notes to the condensed interim consolidated financial statements.

Wesdome Gold Mines Ltd.
Condensed Interim Consolidated Statements of (Loss) Income and
Comprehensive (Loss) Income
(Unaudited, expressed in thousands of Canadian dollars)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2013	2012	2013	2012
Revenue
Gold and silver bullion	$16,669	$23,108	$59,798	$71,101

Operating expenses
Mining and processing	14,389	18,370	50,198	58,109
Depletion of mining properties	1,390	2,321	5,610	6,770
Production royalties	230	238	761	713
Corporate and general	1,448	524	2,784	1,783
Share-based compensation	(2)	159	200	511
Kiena restructuring costs	1,346	-	1,346	-
Impairment charges (Note 10)	-	-	633	-
	18,801	21,612	61,532	67,886
(Loss) income from operations	(2,132)	1,496	(1,734)	3,215
Interest and other income	5	(47)	115	60
Interest on long term debt	(196)	(220)	(589)	(875)
Other interest	(24)	-	(29)	(18)
Accretion of decommissioning liability	(21)	(13)	(64)	(40)
Write-down of exploration property	-	-	-	(950)
(Loss) income before income tax	(2,368)	1,216	(2,301)	1,392
Income tax expense (recovery)
Current	-	(18)	-	11
Deferred	(273)	415	(215)	170
	(273)	397	(215)	181

Net and total comprehensive (loss) income	$(2,095)	$819	$(2,086)	$1,211
Net and total comprehensive (loss) income attributable to:
Non-controlling interest	$(54)	$(78)	$(107)	$(154)
Owners of the Company	(2,041)	897	(1,979)	1,365
	$(2,095)	$819	$(2,086)	$1,211

(Loss) earnings and comprehensive (loss) earnings per share
Basic (Note 17)	$(0.02)	$0.01	$(0.02)	$0.01
Diluted (Note 17)	$(0.02)	$0.01	$(0.02)	$0.01

See accompanying notes to the condensed interim consolidated financial statements.

Wesdome Gold Mines Ltd.
Condensed Interim Consolidated Statements of Total Equity
(Unaudited, expressed in thousands of Canadian dollars)

		Contributed Surplus
	Capital Stock	Share Based Payments	Share Repurchases	Dillution Gains	Equity Component Convertible Debentures	Retained Earnings (Deficit)	Total Attributable to Owners of the Company	Non-controlling Interest	Total Equity

Balance, December 31, 2011	$122,685	$1,064	$383	$513	$1,970	$1,585	$128,200	$607	$128,807
Net income (loss) for the period ended September 30, 2012	-	-	-	-	-	1,365	1,365	(154)	1,211
Value attribtued to options expired	-	(213)	-	-	-	213	-	-	-
Share-based payments	-	512	-	-	-	-	512	-	512
Shares purchased under normal course issuer bid	(34)	-	(8)	-	-	-	(42)	-	(42)
Equity component of convertible debentures	-	-	-	-	(766)	1,970	1,204	-	1,204
Balance, September 30, 2012	122,651	1,363	375	513	1,204	5,133	131,239	453	131,692
Net loss for the three months ended December 31, 2012	-	-	-	-	-	(46,423)	(46,423)	(41)	(46,464)
Value attributed to options expired	-	(281)	-	-	-	281	-	-	-
Share-based payments	-	89	-	-	-	-	89	-	89
Subsidiary capital transactions	-	-	-	-	-	-	-	5	5
Equity component of convertible debentures	-	-	-	-	(334)	-	(334)	-	(334)
Balance, December 31, 2012	122,651	1,171	375	513	870	(41,009)	84,571	417	84,988
Net loss for the period ended September 30, 2013	-	-	-	-	-	(1,979)	(1,979)	(107)	(2,086)
Shares issued to acquire Windarra
Minerals Ltd.	2,811	-	-	-	-	-	2,811	-	2,811
Value attributed to options expired	-	(425)	-	-	-	425	-	-	-
Share-based payments	-	200	-	-	-	-	200	-	200
Shares purchased under normal course issuer bid	(110)	-	60	-	-	-	(50)	-	(50)
Subsidiary capital transactions	-	-	-	-	-	-	-	8	8
Balance,September 30, 2013	$125,352	$946	$435	$513	$870	$(42,563)	$85,553	$318	$85,871

See accompanying notes to the condensed interim consolidated financial statements.

Wesdome Gold Mines Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2013	2012	2013	2012
Operating activities
Net (loss) income	$(2,095)	$819	$(2,086)	$1,211
Depletion of mining properties	1,390	2,321	5,610	6,770
Accretion of discount on convertible debentures	59	60	173	290
Impairment charges	-	-	633	950
Loss on sale of equipment	25	-	27	23
Share-based compensation	(2)	159	200	511
Deferred income taxes	(273)	415	(215)	170
Interest paid	137	159	416	585
Accretion of decommissioning liability	21	13	64	40
	(738)	3,946	4,822	10,550
Net changes in non-cash working capital (Note 22)	3,051	(1,779)	898	(91)
	2,313	2,167	5,720	10,459
Financing activities
Funds paid to repurchase common shares under NCIB	-	-	(51)	(42)
Redemptions of convertible debentures	-	-	-	(10,931)
Issuance of convertible debentures, net of financing	-	-	-	6,821
Repayment of obligations under finance leases	(211)	(187)	(649)	(745)
Interest paid	(137)	(159)	(416)	(585)
	(348)	(346)	(1,116)	(5,482)
Investing activities
Additions to mining and exploration properties	(2,064)	(1,771)	(7,708)	(7,565)
Proceeds on sale of equipment	555	-	571	3
Funds held against standby letters of credit	(4)	(5)	(13)	320
Cash received on acquisition of property	6	-	6	-
	(1,507)	(1,776)	(7,144)	(7,242)
Net changes in non-cash working capital (Note 22)	(493)	(355)	(647)	303
	(2,000)	(2,131)	(7,791)	(6,939)
Decrease in cash and cash equivalents	(35)	(310)	(3,187)	(1,962)
Cash and cash equivalents, beginning of period	1,481	3,563	4,633	5,215
Cash and cash equivalents, end of period	$1,446	$3,253	$1,446	$3,253
Cash and cash equivalents consist of:
Cash	$1,446	$2,448	$1,446	$2,448
Term deposit (2012: 1.46%)	-	805	-	805
	$1,446	$3,253	$1,446	$3,253
Supplemental disclosure (Note 22)

See accompanying notes to the condensed interim consolidated financial statements.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

1.            DESCRIPTION OF BUSINESS

Wesdome Gold Mines Ltd. ("Wesdome Ltd." or "the Company") is a gold producer engaged in mining and related activities including exploration, extraction, processing and reclamation. The Company's principal assets include the Eagle River Mine, the Mishi Mine and the Eagle River Mill located near Wawa, Ontario and the Kiena mining and milling complex and exploration properties located in Val D'Or, Quebec. The Company is a publicly traded company, continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX: WDO). Wesdome's head office is located at 8 King Street East, Suite 1305, Toronto, ON, M5C 1B5.

2.            BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These condensed interim consolidated financial statements are presented in Canadian dollars ("Cdn $"), which is also the functional currency of the Company.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 6, 2013.

3.            SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the condensed interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)           Reserves
Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources that have been incorporated into the mine plan. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

3.            SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion, impairment assessments and the timing of decommissioning and remediation obligations.

(ii)          Depletion
Mining properties are depleted using the unit-of-production method ("UOP") over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves and measured and indicated resources.

Mobile and other equipment is depreciated, net of residual value over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves and measured and indicated resources.

The calculation of the UOP rate, and therefore the annual depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)         Provision for decommissioning obligations
The Company assesses its provision for decommissioning on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of decommissioning work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning. The provision represents management's best estimate of the present value of the future decommissioning obligation. The actual future expenditures may differ from the amounts currently provided.

(iv)         Share-based payments
The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

3.            SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)           Deferred taxes
Preparation of the condensed interim consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and depletion, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the Company's condensed interim consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's deferred tax assets will be recovered from future taxable income.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets are realizable. The impact of different interpretations and applications could be material.

(vi)         Recoverability of mining properties
The Company's management reviews the carrying values of its mining properties on a regular basis to determine whether any write-downs are necessary. The recovery of amounts recorded for mining properties depends on confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on life-of-mine ("LOM") plans in its assessments of economic recoverability and probability of future economic benefit. LOM plans provide an economic model to support the economic extraction of reserves and resources. A long-term LOM plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

(vii)        Exploration and evaluation expenditures

Judgment is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable by future exploitation, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

(viii)       Equity component of convertible debentures
The convertible debentures are classified as liabilities, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the debentures, utilizing the effective interest method which approximates the market rate at the date the debentures were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the debentures were issued.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

3.           SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(ix)         Inventory – ore stockpile

Expenditures incurred and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore maintained in stockpiles. These deferred amounts are carried at the lower of cost or Net Recoverable Value ("NRV"). Impairments of ore in stockpiles resulting from NRV impairments are reported as a component of current period costs.

The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future milling costs, future milling levels, prevailing and long-term gold and silver prices, and the ultimate estimated recovery for ore.

4.           CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10 – Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, "Consolidated Financial Statements", to replace IAS 27, "Consolidated and Separate Financial Statements", and SIC 12, "Consolidation – Special Purpose Entities". The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The Company determined that the adoption of IFRS 10 did not result in any change in the financial statements.

IFRS 11 – Joint Arrangements
In May 2011, the IASB issued IFRS 11, "Joint Arrangements", to replace IAS 31, "Interests in Joint Ventures". The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The Company determined that the adoption of IFRS 11 did not result in any change in the financial statements.

IFRS 12 – Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 "Disclosure of Interests in Other Entities", to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity's involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). The adoption of IFRS 12 did not result in any change in disclosure in the financial statements.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

4.           CHANGES IN ACCOUNTING POLICIES (continued)

IFRS 13 – Fair Value Measurement
In May 2011, the IASB issued IFRS 13 "Fair Value Measurement", as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. The adoption of IFRS 13 did not result in any change in disclosure in the financial statements.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine
In October 2011, the IASB issued IFRIC 20 "Stripping Costs in the Production Phase of a Surface Mine". IFRIC 20 provides guidance on the accounting for the costs of stripping activities during the production phase of surface mining when two benefits accrue to the entity as a result of the stripping: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. We have adopted IFRIC 20, effective January 1, 2013. As there was no stripping-related asset on the statement of financial position as at January 1, 2012, no adjustment was required as a result of the adoption of IFRIC 20.

5.           UPCOMING CHANGES IN ACCOUNTING STANDARDS

IFRS 9 – Financial Instruments: Classification and Measurement
In November, 2009, the IASB issued IFRS 9 which proposes to replace IAS 39. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories.

This standard is effective for the Company's annual year end beginning January 1, 2015. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

Amendments to Other Standards
In addition, there have been amendments to existing standards, including IAS 27, "Separate Financial Statements" (IAS 27), and IAS 28, "Investments in Associates and Joint Ventures" (IAS 28). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The Company is currently in the process of analyzing the impact of these amendments on the consolidated financial statements.

The IASB is expected to publish new IFRSs on the following topics in the near future. The Company will assess the impact of these new standards on the Company's operations as they are published:

•     IAS 18 "Revenue Recognition"

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

6.           RECEIVABLES

	September 30	December 31
	2013	2012
Mining duties refunds and tax credits	$412	$412
Goods and services tax	1,032	3,340
Prepaids	94	91
Deposits	150	150
Other	530	305
	$2,218	$4,298

7.           INVENTORY

	September 30	December 31
	2013	2012
Gold bullion	$7,886	$13,287
Supplies	2,908	3,166
Ore stockpiles	3,908	3,180
	$14,702	$19,633

8.           RESTRICTED FUNDS

	September 30	December 31
	2013	2012
Relating to mine closure plans (Note 14)	$1,979	$1,966
Relating to hydro deposit	415	415
Relating to finance leases/equipment rental	200	200
	2,594	2,581
Less current portion	200	200
	$2,394	$2,381

Funds are being held in Guaranteed Investment Certificates at interest rates ranging from 0.89% to 0.90% (2012: 0.89% to 0.95%) maturing to November, 2013.

9.           MINING PROPERTIES, PLANT AND EQUIPMENT

Gross Carrying Amount	Eagle River Complex	Kiena Mine Complex	Total
Balance, December 31, 2011	$44,941	$88,822	$133,763
Additions	6,294	4,728	11,022
Disposals	(38)	-	(38)
Impairment charges (Note 10)	-	(60,948)	(60,948)
Change in decommissioning provision	521	377	898
Balance, December 31, 2012	51,718	32,979	84,697
Additions	6,527	633	7,160
Disposals	(256)	(1,013)	(1,269)
Transfers	249	(249)	-
Impairment charges (Note 10)	-	(633)	(633)
Balance, September 30, 2013	$58,238	$31,717	$89,955

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

9.           MINING PROPERTIES, PLANT AND EQUIPMENT (continued)

Accumulated Depletion	Eagle River Complex	Kiena Mine Complex	Total
Balance, December 31, 2011	$(15,926)	$(27,723)	$(43,649)
Depletion	(4,582)	(3,785)	(8,367)
Balance, December 31, 2012	(20,508)	(31,508)	(52,016)
Depletion	(4,646)	(7)	(4,653)
Accumulated depletion on disposal	111	559	670
Balance, September 30, 2013	$(25,043)	$(30,956)	$(55,999)
Carrying Amount, December 31, 2011	$29,015	$34,633	$90,114
Carrying Amount, December 31, 2012	$31,210	$1,471	$32,681
Carrying Amount, September 30, 2013	$33,195	$761	$33,956

Eagle River Complex
The Eagle River Mine complex consists of the Eagle River Mine, the Mishi Mine and the Eagle River Mill and all related infrastructure and equipment.

The Eagle River Mine is subject to a 2% net smelter return royalty payable to the original vendors of the property.

Kiena Mine Complex
The Kiena Mine complex consists of the Kiena Mine concession, Kiena Mill, related infrastructure and equipment and 165 mining claims in the Township of Dubuisson, Quebec.

10.           IMPAIRMENT

During the year ended December 31, 2012, the Company recorded impairment charges aggregating $61.9 million, comprised of $60.9 million at the Kiena Mine Complex and $1.0 million at Pukaskwa (Note 11).

The fact that the Company's market capitalization was below the book value of the net assets on the balance sheet was considered an indicator of impairment.

As a result of the amount of uncertainty in estimating the value of the Kiena Mine Complex, the Company determined that the Fair Value less Cost to Sell ("FVLCS") of the property is equal to its residual value which consists of the salvage value of its equipment. This was determined to be appropriate as there are currently no bids for the property, and no comparable transactions in the market. Furthermore, the current best estimate of the fair value to an acquirer would be the salvage value of the equipment.

Subsequent to the year ended December 31, 2012, the Company received a report based on a preliminary LOM study which confirmed the estimated FVLCS and cast doubt on the economic viability of the Kiena Mine Complex. As a result of the report, the Company decided on March 7, 2013, that it would suspend mining operations at the Kiena Mine Complex by June 30, 2013. Consequently, the Company incurred an additional impairment charge of $0.6 million relating to development costs incurred between December 31, 2012 and March 7, 2013.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

11.           EXPLORATION PROPERTIES

	Wesdome	Moss	Mishi
	Group	Lake	Group	Total
Balance, December 31, 2011	$24,793	$3,109	$2,984	$30,886
Exploration expenditures	-	218	-	218
Impairment charge (Note 10)	-	-	(950)	(950)
Balance, December 31, 2012	$24,793	$3,327	$2,034	$30,154
Exploration expenditures	-	248	-	248
Windarra acquisition (Note 21)	-	-	3,114	3,114
Balance, September 30, 2013	$24,793	$3,575	$5,148	$33,516

The Wesdome Group Properties
The Wesdome Group Properties include the Wesdome, Shawkey, Siscoe and Siscoe-Extension, Mine École, Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties. These properties, in conjunction with the mining property Kiena Mine complex, are contiguous and are integrated into the Company's long-term strategy of progressive exploration and development from a central infrastructure.

Wesdome property
The Company has a 100% interest in this property which consists of 51 claims totalling 2,003 acres and is located under de Montigny Lake in Vassan and Dubuisson Townships, Quebec and is contiguous to the Kiena Mine complex. The property is subject to a 1% net smelter royalty.

Shawkey properties
The Company has a 100% interest in the Shawkey and the Shawkey South properties, which are contiguous to the Kiena Mine complex and consist of four mining concessions and three mining claims, respectively, in Dubuisson Township, Quebec.

Siscoe and Siscoe-Extension properties
The Siscoe property is located in Dubuisson and Vassan Townships, Quebec and consists of two mining concessions. The Siscoe-Extension property consists of 13 contiguous claims. These properties are contiguous to the Kiena Mine complex.

The Company owns a 100% interest in the Siscoe property and a 75% interest in the Siscoe-Extension property. The original vendor of these properties retains a 3% net smelter return royalty of which 1% can be purchased for $500,000.

Mine École property
The Mine École property is located in Dubuisson Township and consists of 23 claims located southeast and contiguous to the Shawkey property.

Other properties
Other properties consist of interests in the Lamothe, Lamothe-Extension, Yankee Clipper and Callahan properties which are contiguous to the Wesdome property.

The Lamothe and Callahan properties are subject to a 1% net smelter royalty and 8 of the 10 claims comprising the Yankee Clipper property are subject to a 2% net profits royalty.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

11.            EXPLORATION PROPERTIES (continued)

Moss Lake Properties
The Moss Lake property is owned by Moss Lake Gold Mines Ltd. ("MLGM") which is obligated to pay underlying advance royalties of $5,469 per quarter to the vendors of the Moss Lake property until commercial production is achieved. Upon commencement of commercial production, the property is subject to an 8.75% net profits royalty, as defined, to these underlying vendors in lieu of the underlying advance royalty.

MLGM owns a 100% interest in the Fountain Lake property which consists of 149 mining claims contiguous to the Moss Lake property to the east, west and south. This property is subject to a 2.5% net smelter return royalty payable to certain original vendors of the property. This royalty is subject to a buyback clause whereby the royalty may be reduced to a 1.5% net smelter return for consideration of $1.0 million.

The Mishi Group Properties
The Mishi Group Properties include the Magnacon, Magnacon East, Mishi West and Pukaskwa properties. With the exception of the Pukaskwa property, these properties are contiguous with the Mishi Mine property, Eagle River Complex (Note 9).

The Windarra amalgamation (Note 21) expands the Mishi-Magnacon contiguous leases and patented claims, consolidates ownership and eliminates most third party underlying royalties and mining rights. The now 100%-owned property centred on the Mishi mining operation covers a 12 kilometre long strikelength of the Mishi Break – the main regional control on gold mineralization.

Magnacon properties
The eastern portion of the land package includes the 100% owned Magnacon and Magnacon East properties which are subject to underlying net smelter return royalties of 1.5% and 2.0%, respectively. They host the current mill and tailings infrastructure, significant historic underground workings and numerous gold prospects. As a consequence of the Windarra acquisition on September 30, 2013, the Company's ownership of the Magnacon East property increased from 75% to 100%.

Pukaskwa properties
The Pukaskwa exploration property is located 20 kilometres west of the mill and hosts several promising gold occurrences. As a result of the Windarra acquisition, it is now 100% owned by Wesdome, free and clear of any royalties or encumbrances. In June, 2012, the Company had written-off the carrying amount of the interest in the Pukaskwa property as a previous property option expired.

12.            OBLIGATIONS UNDER FINANCE LEASES

The Company leases, with options to purchase, certain mining equipment. Future minimum payments under finance leases, together with the balance of the obligations under finance leases are as follows:

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

12.           OBLIGATIONS UNDER FINANCE LEASES (continued)

	September 30 2013	December 31 2012
Not later than one year	$620	$921
Later than one year and not later than five years	299	694
Total minimum lease payments	919	1,615
Less: Interest portion at the weighted average of 6.68% (2012: 5.33%)	29	76
Total obligations under capital leases, secured by equipment	890	1,539
Less:Current portion	620	898
Long-term portion	$270	$641

The cost of equipment under finance leases at September 30, 2013 is $3,085,000 (2012: $3,573,000) with related accumulated depreciation of $1,167,000 (2012: $1,002,000). These assets are included in mining properties and equipment.

13.           CONVERTIBLE 7% DEBENTURES

The following table summarizes the changes in the liability and equity components of the convertible debentures during the nine months ended September 30, 2013, and year ended December 31, 2012.

Liability component	September 30 2013	December 31 2012
Balance, beginning of period	$5,760	$10,726
Accretion	-	205
Redemption of convertible debentures	-	(10,931)
	5,760	-
Issuance of convertible debentures	-	5,617
Accretion	173	143
Balance, end of period	$5,933	$5,760

Equity component	September 30 2013	December 31 2012
Balance, beginning of period	$870	$1,970
Redemption of convertible debentures	-	(1,970)
	870	-
Issuance of convertible debentures	-	870
Balance, end of period	$870	$870

On May 30, 2007, the Company completed a private placement of senior unsubordinated convertible debentures in the amount of $11,539,000. The debentures were convertible into common shares of the Company at $3.25 per common share until the maturity date of May 31, 2012, at which point they were redeemed by the Company.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

13.            CONVERTIBLE 7% DEBENTURES (continued)

On May 24, 2012, the Company completed a $7,021,000 non-brokered private placement of unsubordinated convertible debentures. The debentures mature on May 31, 2017, bearing interest at 7% per annum payable semi-annually, convertible into common shares of the Company at $2.50 per common share. The net proceeds of $6,821,000 of the new convertible debentures were used towards the redemption of the existing convertible debentures that matured on May 31, 2012.

The liability components of these debentures were calculated, at the dates of issuance, as the present value of the principal and interest, at a rate approximating the interest rate that would have been applicable to non-convertible debt at the dates the debentures were issued. The liability components were recorded at amortized cost and accreted to the principal amounts over the term of the convertible debentures by charges to interest expense using an effective interest rate of 12.50% and 13.92%, respectively, for the debentures maturing on May 31, 2017 and May 31, 2012.

The carrying value of the conversion option, $870,000, which is net of issuance costs ($57,000) and deferred income tax ($334,000) has been recorded as a separate component in shareholders' equity.

At September 30, 2013, the face value of debentures available for conversion at $2.50 totalled $7,021,000.

14.            PROVISIONS

The Company is committed to a program of environmental protection at its operating mines, development projects and exploration sites. The Eagle River ore and waste rocks are not acid generating which minimizes the environmental risks of mining. Although the ultimate amount of decommissioning costs is uncertain, the Company estimates its future decommissioning costs for the Eagle River Mine, Mishi Mine and the mill to be about $1.5 million and the Kiena mining and milling complex to be about $1.4 million. The Company has provided $2.0 million standby letters of credit to be held against these future environmental obligations.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of mining properties:

Balance, December 31, 2011	$1,593
Accretion expense	54
Change in decommissioning provision	898
Balance, December 31, 2012	2,545
Accretion expense	64
Balance, September 30, 2013	$2,609

As a result of increased activity at the Eagle River and Mishi Mines, the Company was required to increase its decommissioning provision in 2012. The decommissioning provision is based on current reserve estimates, forecasted production and estimated future cash flows underlying the obligation. The risk adjusted interest rate employed was 3.36%. The obligation will be accreted to $3.0 million over the next 4 to 5 years.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

15.            CAPITAL STOCK

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

	Shares	Amount
Issued:
Balance, December 31, 2011	101,908,159	$122,685
Shares purchased under NCIB	(28,500)	(34)
Balance, December 31, 2012	101,879,659	122,651
Shares purchased under NCIB	(91,200)	(110)
Shares issued to acquire Windarra Minerals Ltd. (Note 21)	4,014,732	2,811
Balance, September 30, 2013	105,803,191	$125,352

On August 5, 2011, the Company received approval from the TSX for a Normal Course Issuer Bid ("NCIB"), which allowed the Company to purchase, on the open market, up to 9,999,409 of its common shares for cancellation over a period of one year to end on August 7, 2012. The Company purchased for cancellation a total of 85,700 common shares under this NCIB with a carrying value of $103,000 for total cash consideration of $141,000. When the cash cost is less than the carrying amount the difference is charged to contributed surplus; when it is greater it is charged to contributed surplus to the extent there is a balance related to share repurchases, with any remainder charged to retained earnings.

On March 4, 2013, the Company received approval from the TSX for another NCIB, which allows the Company to purchase on the open market, up to 9,983,346 of its common shares and $351,000 principal amount of its convertible debentures (Note 13) for cancellation over a period of one year to end on March 5, 2014. As at September 30, 2013, the Company purchased for cancellation a total of 91,200 common shares under this NCIB with a carrying value of $109,794 for total cash consideration of $50,517.

16.            COMMON SHARE PURCHASE PLAN

The Company has an equity settled common share purchase plan under which the Board of Directors may grant options to purchase common shares to qualified directors, officers, employees and consultants providing on-going services to the Company or any subsidiary of the Company. All options granted have a five year life with vesting periods based on the size of the option grant and at prices equal to the closing price for the day immediately preceding the date the options were granted. The maximum aggregate number of common shares under option at any time pursuant to the Plan is set at 5,000,000 of which 3,225,000 are available to be issued.

The following table reflects the continuity for the three and nine months ended September 30, 2013 and 2012, of options granted under the plan.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

16.           COMMON SHARE PURCHASE PLAN (continued)

	Three Months Ended September 30, 2013		Nine Months Ended September 30, 2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Stock options outstanding, beginning of period	1,753,000	1.98	1,608,000	2.17
Granted	295,000	0.64	530,000	0.72
Expired/forfeited	(273,000)	1.99	(363,000)	2.08
Stock options outstanding, end of period	1,775,000	1.75	1,775,000	1.75

	Three Months Ended September 30, 2012		Nine Months Ended September 30, 2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Stock options outstanding, beginning of period	1,878,000	2.17	1,730,500	2.25
Granted	240,000	0.84	425,000	1.12
Expired/forfeited	(15,000)	1.89	(52,500)	2.14
Stock options outstanding, end of period	2,103,000	2.02	2,103,000	2.02

		Outstanding Options		Exercisable Options
Range of exercise prices	Number outstanding	Weighted average remaining life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	$		$
less than $1.00	755,000	4.06	0.76	455,000	0.73
$1.00 - $1.50	120,000	2.91	1.36	60,000	1.31
$1.51 - $2.00	65,000	1.70	1.75	65,000	1.75
$2.01 - $2.50	145,000	1.91	2.40	145,000	2.40
$2.51 - $3.00	690,000	2.31	2.78	480,000	2.77
	1,775,000	3.04	1.75	1,205,000	1.83

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

16.           COMMON SHARE PURCHASE PLAN (continued)

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model. For the three and nine months ended September 30, 2013 and September 30, 2012, grant date fair value indicated was based on the following factors:

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Weighted average fair value, per option ($)	0.37	0.47	0.40	0.64
Weighted average risk-free interest rate (%)	1.59	1.14	1.44	1.21
Weighted average volatility (%)	70.68	67.71	69.55	67.07
Expected life (years)	5.00	5.00	4.66	5.00

The estimated fair value of the options granted is expensed over the vesting period. The fair value compensation relating to stock options granted for the nine months ended September 30, 2013 was $200,000 (2012: $511,000). The average fair value of the common shares during the nine month period was $0.60 (2012: $1.32).

17.           EARNINGS PER SHARE AND DIVIDENDS

Basic earnings per share ("EPS") is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method of calculating the weighted average number of common shares outstanding, except the if-converted method is used in assessing the dilution impact of convertible notes. The treasury method assumes that outstanding stock options with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average price of the common shares for the period. The if-converted method assumes that all convertible notes have been converted in determining diluted EPS if they are in-the-money except where such conversion would be anti-dilutive.

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Income available to common shareholders	$(2,041)	$819	$(1,979)	$1,211
Weighted average number of shares, basic	101,887,097	101,879,659	101,871,335	101,889,347
Dilutive securities
Options	-	40,269	-	133,401
Weighted average number of shares, diluted	101,887,097	101,919,928	101,871,335	102,022,748
Basic earnings per share	$(0.02)	$0.01	$(0.02)	$0.01
Diluted earnings per share	$(0.02)	$0.01	$(0.02)	$0.01
Number of shares excluded from diluted earnings per share calculation due to anti-dilutive effect:
Options	1,775,000	1,845,000	1,775,000	1,825,000
Convertible debentures	2,808,400	2,808,400	2,808,400	2,808,400

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

18.           EMPLOYEE BENEFITS

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Salaries and short-term employee benefits	$6,113	$8,782	$23,299	$27,905
Post employment benefits	91	177	431	552
	6,204	8,959	23,730	28,457
Share-based compensation	(2)	235	200	511
	$6,202	$9,194	$23,930	$28,968

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Salaries and employee benefits expensed to mining and processing costs	$5,501	$8,949	$21,884	$26,306
Employee benefits capitalized	701	245	2,046	2,662
	$6,202	$9,194	$23,930	$28,968

19.           RELATED PARTY INFORMATION

Key management of the Company are its Board of Directors and members of executive management. Key management personnel remuneration includes the following expenses:

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Salaries and short-term employee benefits	$687	$277	$1,365	$901
Post employment benefits	28	13	52	35
Fair value of share-based compensation	17	121	148	339
	$732	$411	$1,565	$1,275

In the nine months ended September 30, 2013, the Company paid $87,875 in directors' fees (2012: $55,500) to companies whose managing partners are directors of the Company.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

20.           FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and, b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the statement of financial position date, and how the Company manages those risks.

Financial Instruments – Fair Values

Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

	September 30, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities
Other financial liabilities:
Convertible 7% debentures – new issue	$7,021	$5,620	$7,021	$7,021

Determination of Fair Value
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated statements of financial position as follows:

Cash and restricted funds – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables and accruals and the convertible 7% debentures are carried at amortized cost. The carrying amount of payables and accruals approximates fair value due to the short maturity of these financial instruments. The fair value of the convertible 7% debentures is based on the quoted market price.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for marketable securities. The Company does not have Level 2 or Level 3 inputs.

Financial Risk Management
The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to commodity prices, foreign currency risk and interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

20.          FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION (continued)

1)           Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company's financial assets and liabilities include commodity price risk, foreign currency exchange risk and interest rate risk.

(a)           Commodity price risk
The Company's financial performance is closely linked to the price of gold which is impacted by world economic events that dictate the levels of supply and demand. The Company had no gold price hedge contracts in place as at or during the nine months ended September 30, 2013.

(b)           Foreign currency exchange risk
The Company's revenue is exposed to changes in foreign exchange rates as the Company's primary product, gold, is priced in U.S. dollars. The Company had no forward exchange rate contracts in place and no foreign currency holdings as at or during the nine months ended September 30, 2013.

(c)          Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash includes highly liquid investments that earn interest at market rates and interest paid on the Company's convertible debentures is based on a fixed interest rate. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short-term to maturity of the investments held.

2)           Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has access to sufficient capital through internally generated cash flows and equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

The following table shows the timing of cash outflows relating to payables and accruals, finance leases and convertible debentures:

September 30, 2013 (in thousands)	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$8,192	-	-	-
Finance leases	$620	$270	-	-
Convertible debentures	$490	$983	$7,308	-
December 31, 2012 (in thousands)	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$13,996	-	-	-
Finance leases	$921	$695	-	-
Convertible debentures	$491	$983	$7,675	-

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

20.            FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION (continued)

3)           Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company minimizes its credit risk by selling its gold exclusively to financial institutions with forty-eight hour terms of settlement. The Company's receivables consist primarily of government refunds and credits. The Company estimates its maximum exposure to be the carrying value of cash, receivables and funds held against standby letters of credit.

The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks and investing only in Guaranteed Investment Certificates. The Company's cash is not subject to any external limitations.

21.           ACQUISITION OF WINDARRA MINERALS LTD.

On September 30, 2013, the Company acquired all of the outstanding common shares of Windarra Minerals Ltd. ("Windarra"). Windarra is a Canadian exploration company that holds gold properties in the Wawa, Ontario area. The shareholders of Windarra received 0.10 common share of Wesdome for each common share of Windarra. A total of 4,014,732 common shares were issued and valued at $2,811,000.

The acquisition was accounted for as a purchase of assets. The total purchase price of $3,006,000 was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid
Issuance of 4,014,732 shares	$2,811
Accrued transaction costs	195
Balance, September 30, 2013	$3,006

Net assets acquired
Cash and cash equivalents	$6
Accounts receivable	17
Marketable securities	8
Mineral properties	3,114
Accounts payable	(139)
$3,006

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

22.           SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended Sept 30		Nine months ended Sept 30
Net changes in non-cash working capital	2013	2012	2013	2012
Operating activities

Receivables	$768	$(319)	$1,618	$(451)
Payables and accruals	(1,944)	(87)	(4,643)	2,635
Income taxes payable	-	(18)	-	11
Gold inventory	4,184	(1,153)	3,716	(2,037)
Supplies and other	43	(202)	207	(249)
	$3,051	$(1,779)	$898	$(91)
Investing activities
Receivables	$(18)	$(282)	$462	$(293)
Payables and accruals	(486)	(21)	(1,161)	(62)
Supplies and other	11	(52)	52	658
	$(493)	$(355)	$(647)	$303

23.           INDEMNITIES

The Company has agreed to indemnify its directors and officers, and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that provide coverage against certain claims.

24.           CAPITAL RISK MANAGEMENT

The Company's objectives of capital management are intended to safeguard its ability to support the Company's normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in equity net of cash and cash equivalents:

	September 30	December 31
	2013	2012
Total equity	$85,871	$84,988
Cash and cash equivalents	(1,446)	(4,633)
Capital	$84,425	$80,355

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company's assets. In order to maintain or adjust its capital structure, the Company may issue new shares, issue new debt or issue new debt to replace existing debt with different characteristics.

There is no restriction on the ability of the Company to pay dividends other than cash flow considerations. Dividend payments in the future will depend on the Company's ability to generate earnings.

Wesdome Gold Mines Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
(Unaudited, tabular amounts expressed in thousands of Canadian dollars)
Nine months ended September 30, 2013

24.           CAPITAL RISK MANAGEMENT (continued)

To effectively manage its capital investments, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has sufficient liquidity to meet its operating and growth objectives.

The Company expects its current capital resources and projected cash flow from continuing operations to support further exploration and development of its mineral properties.

Neither the Company nor its subsidiaries are subject to any externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Company's approach to capital management during the current period.